[ Janus Letterhead ]
December 14, 2012
VIA EMAIL
Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant” or “Trust”) 1933 Act File No. 002-34393 1940 Act File No. 811-01879 Preliminary Proxy Statement/Prospectus filed September 25, 2012
Dear Mr. Greene:
The purpose of this letter is to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”), as communicated in telephone conferences on October 24, 2012, November 21, 2012, and November 27, 2012, with respect to the preliminary proxy statement/prospectus (the “Proxy Statement”) for the Registrant. The comments of the Staff, as we understand them, and the Registrant’s responses to Staff comments are as follows:
1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing.

Response: The Registrant acknowledges the comment and confirms that it has complied.

2.	Staff Comment: Referring to guidance provided by the Staff to the Investment Company Institute in July 2010 relating to disclosure of investments in derivatives by investment companies, the Staff inquired whether the Registrant had provided appropriate disclosure related to each Fund’s derivatives investment policy.

Response: The disclosure is reflective of each Fund’s anticipated investments in derivatives instruments.

3.	Staff Comment: Please confirm that the typeface of the printed Proxy Statement will conform to the requirements of applicable SEC rules.

Response: The Registrant confirms that the typeface of the Proxy Statement complies with Rule 420, which instructs that the body of all printed prospectuses be in roman type at least as large and as legible as 10-point modern type and that footnotes be in roman type at least as large and as legible as 8-point modern type.

4.	Staff Comment: Confirm that the currently effective Prospectuses for Janus Worldwide Fund and Janus Global Research Fund will be supplemented in advance of the proposed merger.

Response: The Registrant confirms it has supplemented or will be supplementing each Fund’s prospectus in advance of the proposed merger.

5.	Staff Comment: Provide an analysis of how the factors identified in North American Security Trust, SEC No-Action Letter, (August 5, 1994) (“NAST”) apply to the proposed merger.

Response: The NAST analysis was provided to the Commission via email on November 14, 2012 and is provided again as follows:

NAST related to the reorganization of three portfolios into a newly formed portfolio and the determination of which portfolio’s historical performance may be used in performance presentations for periods prior to the reorganization. Among other factors to be compared between funds involved in the transaction in making that determination were the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and ratios; asset size; and portfolio composition. No single factor is determinative of which entity is the performance “survivor.” Each factor was considered in determining the structure of the proposed merger which resulted in Janus Global Research Fund as the accounting/performance survivor of the “Combined Fund” and Janus Worldwide Fund as the legal survivor of the Combined Fund. The financial statements of Janus Global Research Fund will be used for the Combined Fund. The following discusses each of the NAST factors as each relates to the proposed merger:

Investment Adviser:

Janus Capital Management LLC (“Janus Capital” or “Janus”) serves as the investment adviser to each Fund. Janus Worldwide Fund’s portfolio manager is George Maris. Janus Global Research Fund is managed by Janus’ equity research analysts with the investment process overseen by Janus’ Director of Research, James Goff. After the proposed merger, the investment personnel of Janus Global Research Fund will manage the Combined Fund. Given that Janus Global Research Fund’s team is managing the Combined Fund after the proposed merger and therefore the Combined Fund will be managed more similarly to Janus Global Research Fund, based on NAST, Janus Global Research Fund’s historical performance should be used as the Combined Fund’s performance after the proposed merger.

Investment Objective, Policies and Restrictions:

The Funds have the same investment objective and substantially similar investment policies and restrictions. The primary difference in investment policies is that Janus Global Research Fund has a formal investment policy for the Fund to normally invest at least 40% of its net assets in securities outside the United States. As noted in NAST, in evaluating the attributes of funds in order to determine which historical performance is used going forward, in comparing the attributes, one should consider whether the acquired fund or acquiring fund most closely resembles the surviving fund. With respect to Janus Global Research Fund merging into Janus Worldwide Fund, following the proposed merger, the Combined Fund will be managed according to the investment objective, strategies, policies and restrictions of Janus Global Research Fund, making the historical performance of Janus Global Research Fund more relevant and appropriate than historical performance of Janus Worldwide Fund.

Expense Structures and Ratios:

The Funds share a similar expense structure, but there are differences. Each Fund is subject to a performance-based investment advisory fee structure, and the same administration fee out-of-pocket expenses, transfer agency fee rate for each share class, and other types of comparable expenses. However, the annual base management fee of Janus Worldwide Fund is 0.60% versus 0.64% for Janus Global Research Fund. In addition, a different benchmark index is used for calculating the performance adjustment to the management fee for Janus Worldwide Fund (the MSCI World Index) than Janus Global Research Fund (the MSCI World Growth Index). The Combined Fund will maintain the lower annual base management fee of Janus Worldwide Fund following the proposed merger. The Combined Fund will also maintain the performance-based advisory fee structure of Janus Worldwide Fund (continuing to apply Janus Worldwide Fund’s primary benchmark index for purposes of calculating the performance adjustment to the management fee).

Janus Worldwide Fund’s current and historical expense ratio for each share class is lower than the current and historical expense ratio of Janus Global Research Fund. For the fiscal period ended March 31, 2012 and fiscal year ended September 30, 2012, the total gross expense ratio for each share class of Janus Worldwide Fund was at least 8 basis points lower than that of Janus Global Research Fund (excluding any performance adjustment). Based on assets of each Fund as of September 30, 2012 (and based on historical assets) with Janus Worldwide Fund’s assets significantly larger than Janus Global Research Fund, following the proposed merger, Janus Global Research Fund’s gross total expense ratio is expected to be lower than Janus Global Research Fund’s “pre-merger” total expense ratio, more closely resembling the lower total expense ratio of Janus Worldwide Fund. This is due to both the economies gained from the larger asset base of Janus Worldwide Fund as well as maintaining the lower annual base management fee rate of Janus Worldwide Fund. Given that the Combined Fund’s expense ratio and expense structure will more closely resemble that of Janus Worldwide Fund following the proposed merger, Janus Worldwide Fund should be treated as the legal survivor of the proposed merger.

Asset Size:

As of October 31, 2012, Janus Worldwide Fund’s net assets were approximately $1.9 billion and Janus Global Research Fund’s net assets were approximately $302.8 million. Given that Janus Worldwide Fund is the larger asset size, it is also determined to be the legal survivor following the proposed merger. Based on the overlap in portfolio holdings and similarity in investment objectives, strategies and restrictions between the Funds, asset size is expected to have a limited effect on the portfolio of the Combined Fund subsequent to the proposed merger. Asset size is not the only determinative factor of NAST. When considering the asset size of each Fund in combination with the overlap in portfolio composition, similarity in investment objectives, policies and restrictions, tax consequences of the proposed merger and the potential benefits to shareholders of both Funds of the proposed merger (among other factors considered by Janus Capital and the Trustees), it is appropriate and relevant for Janus Global Research Fund’s performance to remain as the historical performance following the proposed merger and for Janus Worldwide Fund to remain as the legal survivor.

Portfolio Composition:

No adjustments to portfolio securities were required to be made to Janus Global Research Fund (the target fund) to present the pro forma schedule of investments of the Combined Fund in the Proxy Statement. The “post-merger” portfolio is expected to reflect Janus Global Research Fund’s investment strategies. It is worth noting that each Fund has a significant operating history. In accordance with NAST, the portfolio of the Combined Fund “post-merger” is expected to most closely resemble the portfolio of Janus Global Research Fund “pre-merger” and therefore, it is relevant and appropriate for Janus Global Research Fund’s historical performance to be used after the proposed merger.

Each of the factors discussed above were collectively considered by the Trustees and Janus Capital (among other factors) in determining that the proposed merger was in the best interest of each Fund. In summary, following the proposed merger, the Combined Fund will continue to be managed by the investment personnel of Janus Global Research Fund, with strategies and portfolio composition that most closely resembles the “pre-merger” Janus Global Research Fund, and therefore the historical performance of Janus Global Research Fund is more relevant and appropriate than historical performance of Janus Worldwide Fund. However, because the expense structure and expense ratios of the Combined Fund post-merger most closely resemble that of Janus Worldwide Fund and it is beneficial for shareholders of Janus Global Research Fund to adopt the lower expense structure of Janus Worldwide Fund, it is more relevant and appropriate for Janus Worldwide Fund to be the legal survivor of the Combined Fund “post-merger.”

6.	Staff Comment: Verify that the Proxy Statement discusses how broker non-votes will be cast in the event of an adjournment of the shareholders’ meeting.

Response: The Registrant has verified that this information is contained in the Proxy Statement under the subheading “Quorum and Voting.”

7.	Staff Comment: Confirm that the proposed merger will be conducted at the relative net asset value of the shares of each Fund, as required by Section 11(a) under the Investment Company Act of 1940, as amended (“1940 Act”), and clarify the disclosure accordingly.

Response: The Registrant confirms that the proposed merger will be conducted at the relative net asset value of the shares of each Fund on the merger closing date and has clarified the noted disclosure accordingly.

8.	Staff Comment: Clarify the disclosure in the “Introduction” section regarding who has responsibility for the day-to-day management of Janus Global Research Fund and who will have such responsibility after the proposed merger is consummated.

Response: The Registrant has clarified this disclosure to indicate that, for Janus Global Research Fund shareholders, the same investment personnel will be responsible for the day-to-day management of the Combined Fund after the proposed merger.

9.	Staff Comment: Move the legend about Commission approval or disapproval of the securities being issued in connection with the proposed merger to the front cover of the printed Proxy Statement.

Response: The Registrant has moved this legend to the first page of the Proxy Statement that includes the “Introduction” page.

10.	Staff Comment: In the Q&A section, in the answer to the question regarding the factors that the Registrant’s Trustees considered in approving the proposed merger, clarify which fee waiver is being referenced in the discussion.

Response: The Registrant has clarified the answer to indicate that the waiver being referenced is the fee waiver implemented in connection with the proposed merger.

11.	Staff Comment: Explain supplementally the basis for the waiver in connection with the proposed merger having a term of two years and not 36 months. In the Staff’s view, based on the 1972 Release regarding factors to consider with advisory contracts with performance incentive arrangements (the “1972 Release”), the term of the waiver and the term for calculating the performance fee adjustment (which is 36 months for the Funds) should be identical.

Response: Janus Capital spent a significant amount of time with the Registrant’s Trustees in discussing the structure of the merger and providing for a structure that Janus Capital and the Trustees believe is in the best interests of shareholders of each Fund. Given each Fund’s performance-based management fee, there was careful consideration and analysis conducted regarding the potential impact of the merger on management fee rates paid by shareholders of both Funds. Historically, Janus Global Research Fund had outperformed its benchmark over more corresponding time periods than Janus Worldwide Fund, resulting in a higher historical performance adjustment to the base management fee rate over more time periods than Janus Worldwide Fund. As a result of the merger, Janus Global Research Fund shareholders are benefitting from the lower annual base management rate of Janus Worldwide Fund. Although Janus Worldwide Fund’s annual base management fee rate is 4 basis points lower than Janus Global Research Fund’s, given that Janus Global Research Fund is the accounting survivor and has the better historical performance over more corresponding time periods than Janus Worldwide Fund, it was determined that shareholders of Janus Worldwide Fund should not, as a result of the merger, be impacted by a higher performance adjustment to the base management fee rate, essentially meaning that they should not potentially be paying for performance they did not receive.

A preliminary discussion regarding the structure of the merger and resulting impact to management fee rates was held with the Staff on June 21, 2012, and the Staff indicated that a waiver should mitigate the impact of the merger on the performance adjustment component to the management fee rate for Janus Worldwide Fund shareholders. However, the Staff did not indicate what the time period of the waiver should be but that Janus Capital would need to consider the impact of the merger on the pro forma performance based management fee rate relative to each Fund’s current management fee rate. Janus Capital conducted analysis over various 12-month, 24-month and 36-month periods, as well as certain other periods requested by the Trustees regarding the impact of the merger on management fee rates, assuming either Fund as the accounting survivor. In discussion with the Funds’ Trustees, it was determined that a 24-month waiver was appropriate to provide time for the historical performance of Janus Global Research Fund to no longer have an impact on the management fee rate for Janus Worldwide Fund shareholders as a result of the merger. After two years, the merger would instead represent a large shareholder purchase into Janus Global Research Fund on the date of the merger, and shareholders of Janus Worldwide Fund would have had two years to determine whether to remain in the Fund or redeem their shares. (Note: Under the 1972 Release relating to funds with performance fee arrangements, the SEC indicated that a notice period of at least half the computation period should be provided to the Fund regarding “winding down” a performance management fee contract, which in this case would be 18 months. Janus Capital is providing 24 months’ “notice.”) At the same time, assuming that Janus Global Research Fund’s better historical performance continued post-merger, Janus Worldwide Fund shareholders would be receiving the benefit of better performance without paying a higher management fee rate that would otherwise apply if not for the waiver.

Although Janus Global Research Fund is the accounting survivor, in determining the waiver, Janus Capital also calculated what the management fee rate would have been if Janus Worldwide Fund were the accounting survivor and its historical performance were used to calculate the performance adjustment component to the management fee rate. In addition, in determining a 24-month waiver was appropriate, it was noted that during the prior 36-month period for both Funds, there were months in which Janus Worldwide Fund’s performance was better than Janus Global Research Fund, and therefore, the Trustees requested, and Janus Capital agreed, that the performance adjustment that would apply during the 24 months after the waiver would be the lower of the performance adjustment applicable to Janus Global Research Fund or Janus Worldwide Fund, thus benefitting both Funds’ shareholders.

While Janus Capital continues to believe that a 2-year waiver is appropriate and in compliance with the 1972 Release, in response to the Staff’s request, the Registrant has changed the term of the waiver to 36 months to mirror the term for calculating the performance fee adjustment.

12.	Staff Comment: The Staff asked for an explanation of how the proposed fee waiver does not result in a violation of Section 205 of the Investment Advisers Act of 1940, given that the fee waiver and performance fee are calculated over two different time periods.

Response: The Registrant does not believe the fee waiver proposed in connection with the merger contravenes Section 205 of the Advisers Act. Indeed, we note that in other situations the Staff has generally been supportive of efforts to reduce the effective advisory fee rate paid by shareholders. See, e.g. Limited Term Municipal Fund, Inc. (November 17, 1992) (no-action letter permitting reduction of investment advisory fee without obtaining shareholder approval). As is implicit in certain of the Staff’s prior comments (e.g. Comment 11), it is the fund’s current expense ratio that is most meaningful to shareholders, particularly those shareholders who have entered the fund recently. As noted above, any potential harm to shareholders resulting from the potential anomaly inherent in Section 205(b)(2) could be reduced or eliminated by any fee waiver then in effect. In addition, the three-year waiver that Janus Capital has agreed to related to the merger does take into account the performance measurement period prior to the merger and applicable assets over that period. The waiver is based on the lesser of the management fee rate that applies using Janus Global Research Fund’s performance and assets for periods prior to the merger or the management fee rate that would have applied if Janus Worldwide Fund’s performance and assets were used to calculate the management fee rate for periods prior to the merger. Janus Capital also conducted analysis to determine if application of either waiver had a future positive impact to the management fee rate, and does not believe that to be the case.

13.	Staff Comment: In the Q&A section, in the answer to the question about the pre- and post-merger fee structures, reword the answer to indicate that the base fee stays constant and does not adjust up or down.

Response: The Registrant has revised this answer accordingly.

14.	Staff Comment: Confirm that fund expenses are expected to be lower for shareholders of Janus Global Research Fund after the proposed merger. If not, revise the disclosure accordingly.

Response: The Registrant confirms that fund expenses are expected to be lower for Janus Global Research Fund shareholders after the merger.

15.	Staff Comment: In the answer to the question, “How many votes am I entitled to cast?” clarify that fractional votes are counted.

Response: The Registrant has clarified this answer to state that shareholders are entitled to one vote for each share, or a proportionate fractional vote for each fractional share, held on the record date.

16.	Staff Comment: If possible, update the pro forma fees and expenses using net assets and other financial information as of a more recent date.

Response: The information provided complies with Rule 3-18 under Regulation S-X. It would be impracticable for the Registrant to update this information to a more recent fiscal period without incurring significant additional cost for shareholders as this will likely delay timing of implementation of the merger. If filing of the definitive proxy statement continues to be delayed, the Registrant will consider updating the information as requested.

17.	Staff Comment: Under the subheading, “Expense Limitations,” explain the meaning and effect of the parenthetical regarding the reduction of share class level expenses.

Response: Janus Capital, as the investment adviser, waives all or a portion of its advisory fee to the extent that operating expenses of a Fund and certain other expenses exceed a limit approved by the Registrant’s Trustees. There are share class level expenses that are included under the expense limit (such as certain transfer agency fees) and, therefore, if an expense limit is reached for a particular share class that also has share class level expenses that are included under the expense limit, that share class expense will be waived first before fund level expenses are waived.

18.	Staff Comment: The Staff inquired whether either Fund was subject to expense recoupment as a result of any fees waived by Janus Capital.

Response: The Registrant confirms that Janus Capital does not have the ability to recoup expenses as a result of any fees waived for either Fund.

19.	Staff Comment: In the lead-in to the pro forma Shareholder Fees tables, and in the tables themselves, change “Net Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses After Fee Waiver,” and change the presentation of the numbers in the table accordingly.

Response: The Registrant has updated these tables accordingly.

20.	Staff Comment: The Staff stated that the “Management Fee” reflected in the Shareholder Fees tables for the Combined Fund should reflect the management prior to application of Janus Capital’s waiver and that the referenced waiver amount should instead be reflected under Fee Waiver.

Response: The Registrant has updated the Management Fee and Fee Waiver lines for the Combined Fund accordingly.

21.	Staff Comment: In the “Principal Investment Strategies” discussion, confirm that the Funds’ investment policies conform with Rule 35d-1 under the 1940 Act and Commission guidance thereunder.

Response: The Registrant believes each Fund’s investment policies are consistent with formal SEC guidance regarding fund names.

22.	Staff Comment: Revise the “Principal Investment Strategies” side-by-side comparison to show only the differences between the two funds.

Response: The Registrant has revised this comparison accordingly.

23.	Staff Comment: Explain supplementally how the proposed merger will benefit shareholders of Janus Global Research Fund.

Response: The primary benefit of the merger for shareholders of Janus Global Research Fund shareholders relates to lower expenses. Shareholders of Janus Global Research Fund are expected to benefit from lower total expenses (some significantly lower) after the proposed merger due to (i) economies of scale realized from combining with the larger asset base of Janus Worldwide Fund, (ii) a lower annual base management fee rate (4 basis points lower), and (iii) a decrease in the performance fee adjustment that would otherwise apply to Janus Global Research Fund’s management fee since it has outperformed its benchmark to a greater extent than Janus Worldwide Fund. In addition, the larger asset base of the Combined Fund is expected to generate additional ability for marketing and selling the Fund to new shareholders, thereby increasing the potential for additional lower expenses realized from an increase in assets.

24.	Staff Comment: Affirmatively state whether or not Janus Worldwide Fund or Janus Global Research Fund will be required to sell any of their holdings in connection with the proposed merger in the applicable section of the Proxy Statement.

Response: The Registrant confirms that neither Janus Worldwide Fund nor Janus Global Research Fund will be required to sell any of their holdings in connection with the proposed merger. However, Janus Worldwide Fund is expected to sell certain of its holdings as a result of the change in portfolio management. The Registrant has included a footnote to the Schedule of Investments indentifying which securities will be sold.

25.	Staff Comment: Revise the form of proxy card included in the filing to eliminate the use of all capital letters in an entire paragraph and use an alternate means of highlighting important information, as required by Commission rules.

Response: The Registrant has revised the proxy card accordingly.

26.	Staff Comment: Update the Powers of Attorney for the individuals signing the Proxy Statement to be specific to this filing, as required by Rule 483(b).

Response: As discussed with the Staff, the Registrant believes that it may incorporate POAs, as any other required exhibit, by reference to previous filings containing the POAs. The Registrant does not believe that it is required to have separate POAs executed and filed with respect to each filing. The POAs relate to filings applicable to the Registrant’s current registration statement, as required by Rule 483, and for each filing, the Board of Trustees ratifies the POAs previously filed in connection with upcoming filings, including this one, which authorizes the use of their POA. The Registrant believes that its practices with respect to POAs are consistent with industry practice. However, as discussed with the Staff, the Registrant will include in its definitive proxy statement filing the Board resolution ratifying the POAs in connection with such filing.

27.	Staff Comment: Complete the Capitalization Table, and include the effect of any fees associated with the proposed merger, but exclude any adjustments to the advisory fee.

Response: The Registrant completed the Capitalization Table and, per discussion with the Staff, emailed it to the Staff for review on November 14, 2012. The Registrant has further revised the Capitalization Table as discussed with the Staff on November 27, 2012 to exclude any adjustments to the advisory fee.

28.	Staff Comment: Revise the pro forma Statement of Operations to exclude any one-time expenses associated with the proposed merger. Include pro forma advisory fees.

Response: The Registrant revised the Statement of Operations to exclude expenses associated with the proposed merger and, per discussion with the Staff, emailed it to the Staff for review on November 14, 2012. Per further discussion with the Staff on November 27, 2012, the Registrant will continue to include the adjustment to reflect the advisory fees using the post-merger investment advisory fee schedule.

29.	Staff Comment: Explain in a footnote to the pro forma Statement of Operations why Janus Global Research Fund’s pro forma fees may be higher.

Response: The Registrant does not believe that pro forma fees of Janus Global Research Fund will be higher after the merger and therefore, a footnote describing any increase was not added.

30.	Staff Comment: Provide written responses to all Staff comments to date, along with a fully completed Proxy Statement so that the Staff can review the entire transaction and provide additional comments, as appropriate, before the definitive filing.

Response: The Registrant has incorporated the Staff’s comments from October 24, 2012, November 21, 2012, and November 27, 2012 into the Proxy Statement or has addressed the comments in this letter, and the Registrant has provided a complete document to the Staff for review, along with this written response letter.

31.	Staff Comment: If the definitive Proxy Statement is not effective by December 1, 2012, the financial information included in the Proxy Statement will be required to be updated in accordance with Rule 3-18 under Regulation S-X.

Response: The Registrant will make efforts to ensure that the financial information contained in the definitive Proxy Statement sent to shareholders complies with Rule 3-18 under Regulation S-X.

32.	Staff Comment: On page six of the Schedule of Investments provided to the Staff via email on November 14, 2012, explain the nature of the $415,690 pro forma adjustment in a footnote.

Response: The Registrant has added an explanatory footnote as requested.

33.	Staff Comment: On page seven of the Schedule of Investments provided to the Staff via email on November 14, 2012, in reference to footnote ††, explain what comprises “Cash Equivalents.”

Response: Cash equivalents refer to the investment of the Funds’ excess cash in the Janus Cash Liquidity Fund, the entity used as part of the Registrant’s “cash sweep” program in accordance with Commission requirements. Janus Cash Liquidity Fund invests in CDs, commercial paper, repurchase agreements, U.S. Government agency notes, and variable rate demand notes. As discussed with the Staff, the Registrant will clarify this footnote to state the actual percentage of each Fund’s assets invested in cash equivalents.

34.	Staff Comment: In accordance with Rule 11-02(b)(6), the Statement of Assets and Liabilities provided to the Staff via email on November 14, 2012 should reflect any expenses of the proposed merger to be paid by Janus Global Research Fund but should not reflect any other future adjustments, such as for advisory fees.

Response: The Statement of Assets and Liabilities has been revised accordingly.

35.	Staff Comment: Referring to page 24 of the original Proxy Statement filed on September 25, 2012, add a more detailed explanation of the impact of the proposed two-year fee waiver on the management fee to be charged to the Combined Fund, similar to the explanation that is provided on page four of the original filing.

Response: The Registrant has added the further explanation requested.

36.	Staff Comment: Add an adjustment to the Capitalization Table sent by email on November 14, 2012 to reflect the expenses of the merger to be paid by Janus Global Research Fund.

Response: The Capitalization Table has been revised accordingly.

37.	Staff Comment: In the Q&A section of the Proxy Statement, include a question and answer about the potential for management fees being higher for shareholders of Janus Global Research Fund after the proposed merger.

Response: The impact of management fees on Janus Global Research Fund after the proposed merger is included in the response to the question in the Q&A on “Will the Merger result in higher management fees for current Janus Global Research Fund shareholders?”.

38.	Staff Comment: Explain supplementally the Registrant’s basis for determining it was not required to solicit the vote of Janus Worldwide Fund’s shareholders in connection with the proposed merger.

Response: The determination for not soliciting the vote of shareholders of Janus Worldwide Fund was based on an analysis of Rule 17a-8 under the 1940 Act and applicable SEC guidance. Pursuant to Rule 17a-8, the provision governing mergers of affiliated companies, such as Janus Global Research Fund into Janus Worldwide Fund, there are numerous factors to consider regarding whether shareholder approval is required for a merger. While Rule 17a-8 focuses on requiring the vote of the merging company’s shareholders, which in our case is Janus Global Research Fund, to permit a merger of affiliated companies, Janus Capital did the analysis under 17a-8 for each Fund and determined that a shareholder vote was required for Janus Global Research Fund, but not Janus Worldwide Fund. A merger of affiliated companies requires a shareholder vote unless each of the following applies as described in Rule 17a-8:
(i)	No policy of the merging company that under Section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a policy of the surviving company.

Response – The policies under Section 13 of the 1940 Act are the same for both Funds, therefore this provision does not trigger a shareholder vote.

(ii)	No advisory contract between the merging company and any investment adviser thereof is materially different from an advisory contract between the surviving company and any investment adviser thereof, except for the identity of the investment companies as a party to the contract.

Response – The advisory contracts between Janus Capital and Janus Global Research Fund, and Janus Capital and Janus Worldwide Fund, are not materially different except for (i) the annual base management fee rates and (ii) the benchmark used to calculate the performance adjustment to the base management fee rate.

•	The annual base management fee rate for Janus Worldwide Fund and Janus Global Research Fund is 0.60% and 0.64%, respectively. Since Janus Worldwide Fund is the surviving legal company and its annual base management fee rate is lower than that of the merging company, Janus Global Research Fund, the difference in base management fee rates does not trigger a shareholder vote. The SEC has provided guidance that adoption of a lower fee rate in an advisory contract does not require shareholder approval of the advisory contract.

•	The benchmark used to calculate the performance adjustment to the base management fee rate is the MSCI World Index for Janus Worldwide Fund and the MSCI World Growth Index for Janus Global Research Fund. The surviving legal Fund’s benchmark remains post-merger. Therefore, there is a material difference in the advisory contract for Janus Global Research Fund versus that of Janus Worldwide Fund, requiring the vote of shareholders of Janus Global Research Fund to approve the merger. There is no change to the advisory contract for shareholders of Janus Worldwide Fund, and therefore, no approval is required for shareholders of Janus Worldwide Fund.
(iii)	Directors of the merging company who are not interested persons of the merging company and who were elected by its shareholders, will comprise a majority of the directors of the surviving company who are not interested persons of the surviving company.

Response – The same board of Trustees, which is comprised 100% of independent Trustees, serves both Funds. Therefore, this provision does not trigger a shareholder vote.

(iv)	Any distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the surviving company pursuant to a plan adopted in accordance with Rule 12b-1 are no greater than the distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the merging company pursuant to such a plan.

Response – The distribution fee, as a percentage of the fund’s average net assets, authorized to be paid by any share class of Janus Global Research Fund is the same distribution fee, as a percentage of the fund’s average net assets, authorized to be paid by the corresponding share class of Janus Worldwide Fund, each pursuant to a plan adopted under Rule 12b-1. Therefore, this provision does not trigger a shareholder vote.
As described above, the only provision requiring a shareholder vote of the merger is the difference in the benchmark that is a material term under the advisory contract for each Fund. The investment advisory contract for Janus Worldwide Fund, the surviving company, was the same pre- and post-merger, and therefore, no shareholder approval is needed for shareholders of Janus Worldwide Fund.

Even though there was no change in the advisory contract for Janus Worldwide Fund, Janus Capital also considered the impact of the merger on the management fee rate payable to Janus Capital given that Janus Global Research Fund was the accounting survivor and its historical performance would be used post-merger to calculate the management fee rate. Given that the two-year waiver (subsequently changed to three years) of the management fee rate payable to Janus Capital post-merger places the Worldwide Fund shareholders in at least the same position with respect to the management fee rate they would have otherwise paid, no solicitation of Worldwide Fund shareholders is necessary. To determine the amount of the waiver, Janus Capital tracks the management fee rate it would have received assuming Worldwide Fund’s historical performance was used post-merger to calculate the management fee rate, and if that calculation would have resulted in a lower performance adjustment to the management fee rate, the shareholders of the Combined Fund receive that lower rate. As previously noted, Janus Capital conducted analysis of the impact of the merger on Worldwide Fund shareholders and determined that a two-year waiver was appropriate to mitigate the impact on those shareholders of the use of Janus Global Research Fund’s historical performance to calculate the performance adjustment to the management fee rate for the Combined Fund.

Janus Capital also considered the 1972 Release. Janus Capital notes that the performance fee methodology – fulcrum, hurdle rate, rolling performance measurement period – are the same between the Funds. The material difference in the performance fee calculation between the Funds is the benchmark used to calculate the performance adjustment, as previously noted. Factors noted in the 1972 Release with respect to “transitional” periods for consideration with performance fee advisory contracts was considered with respect to structuring the proposed merger. The SEC notes in the 1972 Release that an investment adviser cannot be compensated twice for the same period. The structure of the proposed merger does not provide for double compensation for Janus Capital. The same assets and same performance measurement period are used for periods prior to the merger so that Janus Capital does not have the ability to receive compensation twice. Since Janus Global Research Fund is the accounting survivor, its assets and 36-month performance history are used to calculate the management fee rate paid to Janus Capital for periods prior to the merger. The assets of Janus Worldwide Fund are not factored into the calculation until the date of the merger and are not used for periods prior to the date of the merger. In addition, Janus Capital is also calculating what the performance adjustment would have been assuming Janus Worldwide Fund’s historical performance and assets were used to calculate the management fee rate for periods prior to the merger and, for 36 months after the merger, waiving to that management fee rate if it is lower. Applying a “lesser of” management fee rate is contemplated under the 1972 Release. Janus Capital is also maintaining the lower annual base management fee rate of 0.60%, an additional benefit for shareholders of Janus Global Research Fund. Janus Capital believes that it has addressed the factors in the 1972 Release with respect to the merger.

39.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

Response: The Registrant provides its response below.
The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filing. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.
If you have any concerns regarding the above responses, please call me at (303) 394-6459. Thank you for your assistance in this matter.
Respectfully,
/s/ Stephanie Grauerholz-Lofton
Stephanie Grauerholz-Lofton
Vice President

cc:	Larry Greene, Esq. Rick Noyes, Esq. Christine Scheel, Esq. Donna Brungardt